SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’14 Earnings Results

I. Performance in Q1 2014 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q1 14	Q4 13	Q1 13	QoQ	YoY
Quarterly Results
Revenues	5,588	7,079	6,803	–21.1%	–17.9%
Operating Income	94	257	151	–63.3%	–37.7%
Income before Tax	29	225	41	–87.3%	–29.8%
Net Income	–82	71	3	n/a	n/a

II. IR Event of Q1 2014 Earnings Results

1. Provider of Information:		IR Team

2. Participants:		Investors, Securities analysts, etc.

3. Purpose:		To present Q1 14 Earnings Results of LG Display

4. Date & Time:		16:00 (KST) on April 23, 2014 in Korean
21:00 (KST) on April 23, 2014 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers (East Tower) 128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)

David J Kim, Assistant Manager, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 14 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 14 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:   Press Release

PRESS RELEASE

LG DISPLAY REPORTS FIRST QUARTER 2014 RESULTS

SEOUL, Korea (APR. 23, 2014) – LG Display, the world’s leading innovator of display technologies, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2014.

•	Revenues in the first quarter of 2014 amounted to KRW 5,588 billion and operating profit was KRW 94 billion.

•	EBITDA in the first quarter of 2014 was KRW 1,015 billion. The EBITDA margin was 18%.

•	Net income in the first quarter of 2014 recorded a loss of KRW 82 billion.

Despite the fact that the first quarter of the year is normally regarded as an off-season, the company recorded an operating profit for the eighth consecutive quarter mainly due to cost reductions. Net income recorded a loss in the first quarter owing to the reduction of deferred tax assets.

The company shipped a total of 8.33 million square meters of net display area in the first quarter of 2014, a decrease of 13% quarter-on-quarter. LCD TV panels accounted for 41% of revenues in the first quarter of 2014, while monitors made up 20%, mobile applications 17%, notebook PCs 12% and tablets 10%.

With 102% in liability to equity ratio, 94% in current ratio, and 16% in net debt to equity ratio as of March 31, 2014, the financial structure of the company remains stable.

LG Display will start ramping up the M2 production line in the second half of this year to expand the OLED TV product line-up as well as the customer base. At the same time, LG Display will maintain its competitive advantage in the LCD business with its IPS and copper line technology. In addition, it will further strengthen its future competitiveness by expanding differentiated technologies, such as LTPS and plastic OLED.

Outlook

The following expectations are based on information as of March 31, 2014. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

The company maintained an operating profit for the first quarter based on proactive cost reductions and a slowing decline in panel prices, said Don Kim, CFO of LG Display. We expect a low-teen percentage increase in area base shipment due to growth in seasonal demand and the trend towards larger-sized TVs. The market is expected to show more stability towards the second half of the year with stabilization in panel prices and a price increase for some products depending on the supply and demand situation.”

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as earnings after the cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 23, 2014, at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 7:00 a.m. EDT and 12:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109521#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal displays (TFT-LCD), OLEDs and flexible displays. The company manufactures and provides display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications including tablets, mobile devices. LG Display currently operates eight fabrication facilities in Korea and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of approximately 53,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 23, 2014	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division